FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Monday 21 June 2004

Michael Chaney appointed to National Australia Bank Board

The Board of National Australia Bank today announced that Michael Chaney will become a non-executive director effective December 2004 and will assume the role of Chairman in September 2005.

Michael Chaney recently announced his intended retirement as Managing Director of Wesfarmers in July 2005 after 13 years in that position.

Graham Kraehe will continue as Chairman of the National until Mr Chaney assumes the position in September 2005.  This will enable Mr Chaney to familiarise himself with the group before he becomes Chairman and enable a smooth transition.

“We are delighted to have a person of the calibre and experience of Michael joining the Board.  He has an excellent track record, a strong focus on shareholder value and has delivered outstanding shareholder returns as Managing Director of Wesfarmers,” Graham Kraehe said.

Mr Chaney said: “I believe the National is one of Australia’s outstanding companies and I have great confidence in the future of the group. I look forward to working with the Board to help the National achieve its full potential and further improve shareholder returns.”

Mr Kraehe said the Board was also making significant progress in its Board renewal program: “We are interviewing a number of appropriate candidates including some with Australian banking experience and expect to announce additional Board appointments in the next couple of months.”

For further information:

Brandon Phillips	Keith Kessell
Group Corporate Relations	General Manager, Public Affairs
National Australia Bank	Wesfarmers

03 8641 3857 work	08 9327 4281 work
0419 369 058 mobile	0419 949 082 mobile

Or visit www.nabgroup.com

Michael Chaney AO

Managing Director and Chief Executive Officer, Wesfarmers Director Elect and Chairman Elect, National Australia Bank Age 54

Michael Chaney is Managing Director and Chief Executive Officer of Wesfarmers Limited.

He worked in the finance and petroleum industries in Australia and the United States of America before joining Wesfarmers in 1983.  He became a Board member in 1988, and was appointed CEO in 1992.

In his time as CEO of Wesfarmers, the former farmers’ cooperative has increased in market value from $1 billion to over $10 billion.  Prior to becoming CEO, Mr Chaney served as Wesfarmers’ Chief Financial Officer for 8 years, in which position his responsibilities included oversight of the group’s rural lending activities.

Mr Chaney’s previous experience includes three years in corporate lending and financial advisory roles with the Australian Industry Development Corporation.  He is also a director of BHP Billiton Limited and the investment bank, Gresham Partners Holdings Ltd.

He is a member of the JP Morgan International Council and the Council of the National Gallery of Australia, Vice-President of the Business Council of Australia and Chairman of the Australian Research Alliance for Children and Youth.

He holds a Bachelor of Science and Master of Business Administration degrees from the University of Western Australia.  He has also been awarded an Honorary Doctorate of Laws from the University of Western Australia.  He completed the Advanced Management Program at the Harvard Business School in 1992.

Mr Chaney was made an Officer in the Order of Australia in 2004.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date: 21 June 2004	Title:	Company Secretary